News Release

RESIN SYSTEMS RECEIVES ORDER FOR THE INITIAL SHIPMENT OF ITS RSTANDARD™ UTILITY POLES TO THE ATHABASCA OIL SANDS REGION OF ALBERTA

Edmonton, Alberta, May 5, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a composite materials products technology company, through its operating division, RS Technologies ("RS"), is pleased to announce that RS has received an order for the initial shipment of 18-metre (60-foot) RStandard™ modular composite transmission poles to Midlite Powerline Construction Ltd. for installation in one of the largest oil sands plant operators in the Athabasca oil sands region.  RS anticipates that the shipment will be completed in the next 30 days.  Midlite Powerline Construction Ltd., based in Fort McMurray, Alberta, provides power line construction and maintenance services to the Athabasca oil sands region of northeastern Alberta, Canada.

"We are pleased that our RStandard™ modular composite utility poles have been selected by Midlite Powerline Construction Ltd. for installation at one of the largest oil sands plant operators in the Athabasca oil sands region," stated Greg Pendura, Chairman, President and Chief Executive Officer of RSI.  "The region requires significant additional electrical power supply and we look forward to RS delivering additional RStandard™ utility poles to support the build up of the power supply to the area."

RSI is a composite material products technology company providing engineered solutions for applications of its proprietary Version™ resin material to companies worldwide.  RSI is also commercializing its proprietary RStandard™ modular composite utility pole for sale to power utility companies domestically and abroad.

"Version" and "RStandard" are trademarks of RSI.

For more information, please contact:

Greg Pendura Chairman, President and Chief Executive Officer Resin Systems Inc. Phone: (780) 482-1953 Fax: (780) 452-8755 Email: gregp@grouprsi.com www.grouprsi.com	Grant Howard Investor Relations The Howard Group Inc. Phone: (888) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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